SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 31 January 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1	Transaction in Own Shares announcement released on 2 January 2009
Exhibit 1.2	Blocklisting Interim Review announcement released on 7 January 2009
Exhibit 1.3	Blocklisting Interim Review announcement released on 7 January 2009
Exhibit 1.4	Transaction in Own Shares announcement released on 8 January 2009
Exhibit 1.5	Director/PDMR Shareholding announcement released on 13 January 2009
Exhibit 1.6	Transaction in Own Shares announcement released on 15 January 2009
Exhibit 1.7	Director/PDMR Shareholding announcement released on 15 January 2009
Exhibit 1.8	Transaction in Own Shares announcement released on 16 January 2009
Exhibit 1.9	Director/PDMR Shareholding announcement released on 20 January 2009
Exhibit 2.0	Director/PDMR Shareholding announcement released on 21 January 2009
Exhibit 2.1	Transaction in Own Shares announcement released on 22 January 2009
Exhibit 2.2	Transaction in Own Shares announcement released on 29 January 2009
Exhibit 2.3	Total Voting Rights announcement released on 30 January 2009

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

2 January 2009

BP p.l.c. announces that on
31
December
 2008 it transferred to participants in its employee share schemes
154,423

ordinary shares at prices between
350.00
 pence and
500.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,888,151,157
ordinary shares in Treasury, and has

18,730,275,017
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 7 January 2009

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:
6 January 2009

Name of applicant :		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 July 2008	To:	31 December 2008
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Michelle Holt
Telephone number of contact:	020 7496 2102

Exhibit 1.3

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 7 January 2009

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:
   6 JANUARY  2009

Name of applicant :		BP PLC
Name of scheme:		THE EXECUTIVE SHARE OPTION SCHEME
Period of return:	From:	1 JULY 2008	To:	31 DECEMBER 2008
Balance of unallotted securities under scheme(s) from previous return:		32,830,147
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		651,870
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		32,178,277

Name of contact:	MICHELLE HOLT
Telephone number of contact:	020 7496 2102

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

8
 January 2009

BP p.l.c. announces that on
7 January 2009
 it transferred to participants in its employee share schemes
132,426

ordinary shares at prices between
350.00
 pence and
487.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,888,018,731

ordinary shares in Treasury, and has

18,730,470,839

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Directors/PDMR Shareholding
BP p.l.c. - 13 January 2009

BP p.l.c. was advised on
12 January 2009
 by Computershare Plan Managers that on
12 January 2009
the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
5.19
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward

64

shares
Mr I.C. Conn

64
 shares

Other
Persons Discharging Managerial Responsibilities

Mr R Bondy

64
 shares
Mrs V. Cox

64
 shares
Mr J. Mogford

64
 shares
Mr S. Westwell

64
 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

15
 January 2009

BP p.l.c. announces that on
14
 January 2009
 it transferred to participants in its employee share schemes
323,422

ordinary shares at prices between
350.00
 pence and
500.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,887,695,309
ordinary shares in Treasury, and has
 18,730,897,977
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 15 January 2009

BP p.l.c. was
 informed
on
14 January
 2009,
 by
Fidelity Stock Plan Services LLC,

that

the following senior executives (persons
 discharging managerial responsibility)
 in
 BP p.l.c.

acquired
the numbers of BP ADSs
 (ISIN number
US0556221044
) shown opposite their names
on
31 December
 2008,
at US$46.74 per ADS
,
 as a result of
the
vesting of awards made under the
BP
 Deferred Annual Bonus Plan
.

Ms S Bott

        2,390.952
ADSs
    (equivalent to approximately 14,346 ordinary shares)
Mr R A Malone
    1,102.2855
 ADSs

     (equivalent to approximately 6,614 ordinary shares)
Mr H L McKay

 1,347.1685
ADSs
    (equivalent to app
roximately 8,083 ordinary shares)

This notice is given in fulfillment of the obligation under D
T
R3.1.
4
R.

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

1
6
 January 2009

BP p.l.c. announces that on
1
5
 January 2009
 it transferred to participants in its employee share schemes
565,655

ordinary shares at
a
pri
ce
 of 488.75
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,887,129,654
ordinary shares in Treasury, and has

 18,731,468,552
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 20 January 2009

BP
 p.l.c.
 was
 informed
on

19 January
 2009,
 by
Computershare
 Plan Managers,
that

the following
directors and
senior executives (
persons
 discharging managerial responsibility)
 in
 BP p.l.c.

acquired
the numbers of BP
ordinary shares
(ISIN number
GB0007980591
) shown opposite their names
on
2 January 2009,
at
£5.26 per share,

pursuant to
awards made under the
2006
BP
 Deferred Annual Bonus Plan.

Mr A Inglis

13,503 ordinary shares

Mr J Mogford

    15,965 ordinary shares

Mr S Westwell

7,401 ordinary shares

Ms V Cox

         13,503 ordinary shares

BP
 p.l.c.
 was
also
 informed that
Ms V Cox acquired 37,137 ordinary shares
on 2 January 2009 at £5.26 per share
pursuant to a previous award made
under the BP Long Term Performance Plan (Deferred).

Further,
Mr S Westwell acquired 12,285
ordinary shares
on 2 January 2009 at £5.26 per share
pursuant to a previous award made
 under the BP Long Term Performance Plan.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 21 January 2009

BP p.l.c. was
notified
on
21 January 2009
 by
Computershare Plan Managers, that
Mr
A. G. Inglis,
a
Director of BP p.l.c.,

acquired
4,550
 BP Ordinary shares (ISIN number
GB0007980591
) on
21 January
2009,
 at £
3.50
 per share,
 through the exercise of options
to purchase shares
 granted under the Sharesave UK plan
.

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

Exhibit 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

22
 January 2009

BP p.l.c. announces that on
21
 January 2009
 it transferred to participants in its employee share schemes
364,083
ordinary shares at prices between
350.00
 pence and
500.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,886,765,571
ordinary shares in Treasury, and has
18,731,867,477
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

29
 January 2009

BP p.l.c. announces that on
28
 January 2009
 it transferred to participants in its employee share schemes
139,573
ordinary shares at prices between
350.00
 pence and
500.00
 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,886,625,998
ordinary shares in Treasury, and has
18,732,007,050
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.3

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 January 2009

BP p.l.c.

Voting Rights and Capital -
Transparency Directive Disclosure

London

30 January 2009

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
The issued share capital of BP p.l.c. comprised
18,731,889,125

ordinary shares

par value US$0.25 per share,
excluding shares held in treasury and those bought back for cancellation, and 12,706,
252 preference shares, par value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is
18,736,971,625
. This figure excludes (i)
1,886,765,571
 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
112,803,287
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 2nd February 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary